

VIA FACSIMILE AND U.S. MAIL

April 30, 2008

Ms. Maryjo Cohen
Chief Financial Officer
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

> **RE: National Presto Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-2451**

Dear Ms. Cohen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10</u>

<u>2007 Compared to 2006, page 10</u>

2. Please expand/revise your discussion under results of operations for all periods to:

- Quantify each factor you cite as impacting your operations. For example, you
disclose the decrease in 2007 in selling and general expenses for the
Housewares/Small Appliance segment is due to the absence of legal fees
incurred in 2006, reduction in advertising expenditures offset by augmentation
of environmental reserve, without quantifying the impact attributed to each
component; and

- Discuss the extent to which material increases in total sales are attributable to
increases in prices, volume or amount of goods being sold, or introduction of
new products. For example, you explain the increase in net sales for the
Housewares/Small Appliances segment was due to an increase in units
shipped. Please expand your explanation of this increase to address whether
this was a one-time event or may continue in the future, the impact on future
sales and the reason why units shipped increased.

  Note that this is not meant to represent an all-inclusive list of where your MD&A
  should be improved. We encourage you to provide quantification of amounts and
  further clarification throughout your discussion. See Item 303(a)(3) of Regulation
  S-K.

<u>Liquidity and Capital Resources, page 12</u>

3. You indicate that cash provided by operating activities was $38.0 million during
2007 compared to $5.5 million during the comparable period in the prior year.
Please expand your discussion to provide a more in-depth analysis regarding the
significant changes in your cash flows from operations for all periods presented.
When you discuss your operating cash flows, you list the reasons for the increase.
Please also provide an underlying analysis as to whether this development is
temporary or expected to continue. Your operating cash flows increased 590.7%
from the prior fiscal year. Please discuss the business reasons for the significant
increase as well as provide an in-depth analysis as to the short-term and long-term
impact and strategic direction of this development.

4. You indicate that your variable rate demand notes have structural features that
allow you to tender them at par plus interest within any seven day period for cash
to the notes' trustees or remarketers, and thus provide the liquidity of cash
equivalents. Please discuss any risks or exposures related to these variable rate
demand notes in the current market. Please also disclose if you have had any

issues tendering these variable rate demand notes to the notes' trustees or remarketers.

Critical Accounting Policies, page 13

Self Insured Product Liability and Health Insurance, page 14

5. You indicate that you are self-insured for product liability and health care costs. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to product liability and health care costs. Please also disclose each risk for which you do not have excess loss limits. Similarly revise your disclosures in the footnotes to your financial statements as well.

Financial Statements

A. Summary of Significant Accounting Policies:

(3) Cash, Cash Equivalents and Marketable Securities, page F-6
Marketable Securities, page F-6

6. You indicate that no unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss) during the year ended December 31, 2007, 2006 and 2005. Given that you recorded maturities and sales of marketable securities in all periods presented, please disclose and tell us how you determined that no unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss).

(10) – Sales & Returns, page F-8

7. You indicate that returns are primarily related to warranty returns, returns of seasonal items and returns of those newly introduced products sold on a guaranteed basis. You also indicate that the calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information. Please address the following:
   - Please disclose the typical terms for arrangements in which products are sold on a guaranteed basis;
   - Please expand your disclosure to explain what is meant by "primarily developed using customer provided information;" and
   - Please tell us what consideration was given to the guidance in SFAS 48 in recording revenue related to seasonal items and newly introduced products. Please revise your revenue recognition policy accordingly.

(15) – Product Warranty, page F-8

8. On page F-8, you disclosed that certain warranty claims were reclassified and accounted for as sales returns and allowances. Please expand your disclosure to explain why certain warranty claims were reclassified and accounted for as sales and returns allowances.

C. Accrued Liabilities, page F-10

9. We note that you are subject to product liability claims in the normal course of business. You also indicate that you use historical trends and other analysis to assist in determining the appropriate accrual for such claims. If true, please confirm that additional losses related to these claims are not reasonably possible. If not, please revise your discussion to provide the disclosures required by paragraph 10 of SFAS 5. Please also provide the disclosures requested by question 2 in SAB Topic 5:Y.

Exhibits 31.1 and 31.2

10. We note that you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to include the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief